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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Great Plains Ethanol, LLC
(Exact Name of Registrant as Specified in Its Charter)

South Dakota (State of incorporation or organization)	46-0459188 (IRS Employer Identification No.)

46569 South Dakota Highway 44
P.O. Box 217
Lennox, South Dakota 57039
(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not applicable	Not Applicable

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration file number to which this form relates:	333-56368 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Units

Item 1.    Description of Securities.

CLASS A CAPITAL UNITS

        Great Plains Ethanol, LLC ("GPE") is a South Dakota limited liability company. GPE's First Amended and Restated Operating Agreement ("Operating Agreement") authorized four classes of capital units, designated as Class A, Class B, Class C and Class D. This registration statement relates only to GPE's Class A capital units.

        Pursuant to GPE's Operating Agreement, distributions of Net Cash from Operations (as defined in the Operating Agreement) must be made to each GPE member ratably in proportion to such members' overall ownership percentage in the company, without regard to which class of capital units a member owns. No class of capital unit is subject to a preference for any distribution of Net Cash from Operations. In addition, the Operating Agreement requires that such distributions be made on not less than an annual basis with a minimum of 20% to be distributed, provided that the Net Cash from Operations is in excess of $500,000 for such year and that the distribution would not violate or cause GPE to default under any of the terms of its credit facilities or debt instruments. The Operating Agreement further provides that all items of income, gain, loss deductions and credits for a fiscal year shall be allocated ratably in proportion to each members' overall ownership of GPE, without regard to which class of capital units a member owns.

        Members owning Class A capital units are entitled to vote on all matters coming to a vote of the Class A members. Each Class A member may cast only one vote on each matter brought to a vote of the Class A members, regardless of how many Class A capital units such member owns. Pursuant to the Operating Agreement, the Class A members will have the right to choose a majority of the Board of Managers when elections are held in the first quarter of 2003 to replace the initial Board of Managers. The total number of members of the Board of Managers that the Class A members will choose is determined by the percentage of total equity raised through the sale of Class C units. As of March 31, 2002, over 50% of GPE's total equity was from the sale of Class C capital units. Based on this percentage and pursuant to the Operating Agreement, the new Board of Managers will consist of a total of nine individuals and the Class A members will have the right to elect five of them.

        In addition to electing members of the Board of Managers as set forth above, the Class A members of GPE are entitled to vote on: (i) the merger or consolidation of GPE with another business entity or the exchange of interests in GPE for interests in another company; (ii) the sale, lease, exchange or other disposition of substantially all of GPE's assets; and (iii) the voluntary dissolution of GPE. Each of the matters in (i) through (iii) must receive the affirmative vote of each class of outstanding capital units to constitute an act of the members of GPE. The Class A members are not entitled to vote on any other matters.

        Class A members are also subject to a corn delivery requirement of 2,500 bushels of corn annually per Class A capital unit owned. Each Class A member is required to enter into a Corn Delivery Agreement, regardless of whether the person is a corn producer. Any Class A member who is not a producer or does not have other sources to supply corn may have to purchase corn on the open market to fulfill the corn delivery requirement. If a Class A member fails to fulfill the corn delivery obligation, GPE may redeem the member's Class A capital units in the manner set forth in the Operating Agreement.

        GPE's Operating Agreement prohibits all members from disposing of or transferring capital units without approval by GPE's Board of Managers and compliance with the Capital Units Transfer System. The Operating Agreement also prohibits the GPE Board of Managers from approving a disposition of capital units if the transaction is not registered in accordance with or exempt from the registration requirements under the Securities Act of 1933. Additionally, the Board of Managers is prohibited from approving a disposition of capital units if the disposition, combined with all other dispositions of capital units within the preceding 12 months, would result in GPE losing its partnership status and being taxed as a C corporation under the Internal Revenue Code. The Board of Managers anticipates that it will adopt a Capital Units Transfer System during the first trimester of 2003. The Capital Units Transfer System will be designed to preserve GPE's partnership tax status.

Item 2. Exhibits

Exhibit Number	Description
2.1	First Amended and Restated Operating Agreement incorporated herein by reference to Appendix A to GPE's Prospectus filed with the Commission pursuant to Rule 424(b)(3) on June 11, 2001 (File No. 333-56368).
2.2	Form of Corn Delivery Agreement incorporated herein by reference to Appendix D to GPE's Prospectus filed with the Commission pursuant to Rule 424(b)(3) on June 11, 2001 (File No. 333-56368).

Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GREAT PLAINS ETHANOL, LLC
Date: April 30, 2001	By:	/s/ BRIAN MINISH Brian Minish Chief Executive Officer Chief Financial Officer

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  Item 1. Description of Securities.
  Item 2. Exhibits
Signature